China Xiangtai Food Co., Ltd.

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

August 23, 2018

Via E-Mail

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	China Xiangtai Food Co., Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted June 14, 2018

CIK No. 0001735556

Dear Sir/Madam:

We are in receipt of Staff’s comment on June 29, 2018 regarding the above referenced filing. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Cover Page

1.	We note your response to our prior comment 3. Please revise your disclosure to clarify that you will return funds to investors within one business day to be consistent with your disclosure on page 109.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the disclosure on the cover page.

Management's Discussion and Analysis

Key Factors that Affect Operating Results, page 45

2.	We note your response to our prior comment 12 and reissue in part. In addition to the two grocery stores you are planning to acquire, you disclose on page 46 that after the initial public offering you are considering opening or acquiring your own specialty, or grocery store to sell your meat products. Please discuss the material steps and costs involved with such endeavors.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the disclosure to discuss the material steps and costs involved with opening our own supermarkets on page 46.

Business Corporate History and Structure, page 67

3.	We note your response to our prior comment 19 and reissue. Please briefly disclose in this section the reason for conducting your operations through contractual arrangements rather than direct ownership of CQ Penglin.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that there are two main reasons for CQ Penglin to conduct business through contractual arrangements: (pg 69)

1.	One of CQ Penglin’s businesses is to conduct market research in the meat and livestock industry, which can give the company a more precise understanding of market demand, target customers, and competition environment. According to Catalogue of Industries for Guiding Foreign Investment (Revision 2017) effected since July 28, 2017, market research is a restricted Foreign Investment Industry. Even though CQ Penglin collects information and processes data for its own operational purpose, such market research may fall into the restricted category.

2.	The Telecommunications Regulations and its related implementation rules promulgated by the State Council and, including the Catalogue of Classification of Telecommunications Business issued by the Minister of Industry and Information Technology (the “MIIT”), categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and classify internet information services, or ICP services, as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from the MIIT or its provincial level counterparts. The Administrative Measures on Internet-based Information Services released by the State Council in 2000, as amended in 2011, requires that a commercial ICP service operator shall obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. The Administrative Provisions on Foreign-funded Telecommunications Enterprises released by State Council in 2001, as amended in 2016, further requires that for foreign-funded telecommunications enterprises to operate value-added telecommunications services, capital contribution from foreign investors shall not exceed 50% of all capital contribution. CQ Pengin plans to set up an online supermarket after the offering to expand business and reduce sales costs, which would require it to obtain an ICP License. If we control CQ Penglin through direct ownership, it will have more than 50% foreign-sourced capital contribution and will not be qualified for an ICP license. Therefore, the company decide to conduct operation through contractual arrangements.

Related Party Transactions, page 89

4.	Please include the disclosure required by Item 7.B of Form 20-F regarding the acquisition of two grocery stores from your CEO and her spouse in this section.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the disclosure to include the acquisition of two grocery stores from our CEO and her spouse in this section on page 90.

Principal Shareholders, page 90

5.	We note the revised disclosure on page 83 that you now have five additional directors. Please update your beneficial ownership table on page 91 accordingly.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the principal shareholders section on page 90 to 91.

We hope this response has addressed all of the Staff’s comment. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@ortolirosenstadt.com.

China Xiangtai Food Co., Ltd.

By:	/s/ Zeshu Dai
Name:	Zeshu Dai
Title:	Chief Executive Officer